Exhibit 3.7

MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

GoGold Resources Inc.

#1301 – 2000 Barrington Street

Cogswell Tower

Halifax, NS B3J 3K1

2.	Date of Material Change:

December 30, 2013

3.	News Release:

A news release was issued and disseminated on December 30, 2013 through CNW and filed on SEDAR. See Schedule “A” attached hereto for a copy of the news release.

4.	Summary of Material Change:

On December 30, 2013 GoGold Resources Inc. (TSX: GGD) (“GoGold”) announced that it intends to make an offer to acquire all of the outstanding common shares and warrants of Animas Resources Ltd. (TSXV: ANI) (“Animas”).

Pursuant to the proposed offer, Animas shareholders will be entitled to receive $0.07 in cash and 0.0851 of a GoGold common share for each Animas common share validly tendered to the proposed offer. Based on the closing prices of GoGold and Animas on December 24, 2013, the transaction values each Animas Common Share at $0.15 and represents a premium of approximately 87.5% to Animas shareholders. Based on the 20-day volume-weighted average share prices of both companies the premium to Animas shareholders is 142%.

In addition GoGold intends to acquire all Animas warrants. GoGold intends offer one GoGold common share for each $0.94 of in-the-money value of the Animas warrants, rounded down to the nearest whole GoGold Share.

In connection with the proposed offer, GoGold has entered into “hard” lock-up agreements with certain Animas shareholders owning 41,290,130 Animas common shares, or approximately 58 percent of the Animas issued and outstanding common shares (approximately 59% fully diluted), pursuant to which such shareholders have agreed to tender their common shares to a takeover bid by GoGold.

Under the “hard lock-up” agreements the locked-up shareholders are precluded from tendering or voting any of their Animas common shares in favour of any other acquisition proposal relating to Animas and in certain circumstances are required to vote against other acquisition proposals or actions which might prevent, delay or interfere with GoGold’s take-over bid.

Should a takeover bid be commenced, full details of the offer will be included in a formal offer and the take-over bid circular to be filed with securities regulatory authorities and mailed to Animas shareholders. GoGold expects to mail the offer and take-over bid circular to Animas shareholders as soon as practicable and in any event prior to January 28, 2014. The offer will remain open for at least 35 days following the commencement of the offer.

The offer will be subject to certain conditions, including, but not limited to, receipt of all necessary regulatory clearances, absence of material adverse changes in Animas and acceptance of the offer by Animas shareholders owning not less than 66 2/3% of the Animas common shares on a fully-diluted basis. Once the 66 2/3% acceptance level is met, GoGold intends, but is not required to, take steps to acquire all of the outstanding Animas common shares and other convertible securities or rights to acquire Animas common shares.

In connection with the execution of the lock-up agreements, GoGold deposited $1,000,000 in escrow with an escrow agent. Under the terms of the escrow, the escrow agent will pay to Animas $1,000,000 if GoGold does not mail the take-over bid circular and related documents by January 28, 2014 (subject to extension in certain limited circumstances) or if GoGold does not take-up and pay for the securities of Animas deposited under the Offer by April 30, 2014, in each case provided that the locked-up shareholders are at all times in compliance with their obligations under the lock-up agreements and the Animas board of directors have unanimously recommended that Animas shareholders accept the GoGold offer and such recommendation shall not have been withdrawn, changed, modified or qualified in a manner adverse to GoGold.

5.	Full Description of Material Change:

Please see Schedule “A” attached hereto for a copy of the news release.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

None.

8.	Executive Officer:

For further information, please contact:

Terence F. Coughlan

President and CEO

Phone (902) 499-2211

Fax (902) 442-1898

9.	Date of Report:

January 7, 2014

Dated at Halifax, Nova Scotia this 7th day of January, 2014.

GOGOLD RESOURCES INC.

Per:	“Terry Coughlan”
PRESIDENT & CEO

SCHEDULE “A”

NEWS RELEASE

December 30, 2013	Trading Symbol: TSX: GGD
PR # 15—2013	Shares Issued: 132,981,894

GoGold Announces its Intention to Make an Offer to Acquire Animas Resources Ltd. and the Execution

of “Hard” Lock-up Agreements with Animas Resources Ltd. Shareholders.

December 30, 2013 – Halifax, Nova Scotia – GoGold Resources Inc. (TSX: GGD) (“GoGold”) announced today that it intends to make an offer to acquire all of the outstanding common shares and warrants of Animas Resources Ltd. (TSXV: ANI) (“Animas”).

Pursuant to the proposed offer, Animas shareholders will be entitled to receive $0.07 in cash and 0.0851 of a GoGold common share for each Animas common share validly tendered to the proposed offer. Based on the closing prices of GoGold and Animas on December 24, 2013, the transaction values each Animas Common Share at $0.15 and represents a premium of approximately 87.5% to Animas shareholders. Based on the 20-day volume-weighted average share prices of both companies the premium to Animas shareholders is 142%.

In addition GoGold intends to acquire all Animas warrants. GoGold intends offer one GoGold common share for each $0.94 of in-the-money value of the Animas warrants, rounded down to the nearest whole GoGold Share.

Commenting on the Offer, Terry Coughlan, the Chief Executive Officer of GoGold, said:

“The previous offer to purchase the Subsidiaries of Animas Resources which hold the mineral rights to the Santa Gertrudis Gold Mine will be replaced by this offer when it is completed. The proposed offer will result in substantial benefit to GoGold as it allows GoGold to own 100% of the property without it paying any royalties as previously provided under the prior offer to purchase the property from Animas. The deal also includes the Desierto property which will add approximately 27,000 hectares of exploration upside to GoGold. Our proposed offer provides Animas shareholders with significant and immediate value for their shares, and the opportunity to participate in the exploration and development of the Santa Gertrudis Project. We believe strongly in the prospects of a combination for our two companies, which are uniquely complementary.”

Lock-Up of Shareholder of Animas

In connection with the proposed offer, GoGold has entered into “hard” lock-up agreements with certain Animas shareholders owning 41,290,130 Animas common shares, or approximately 58 percent of the Animas issued and outstanding common shares (approximately 59% fully diluted), pursuant to which such shareholders have agreed to tender their common shares to a takeover bid by GoGold.

Under the “hard lock-up” agreements the locked-up shareholders are precluded from tendering or voting any of their Animas common shares in favour of any other acquisition proposal relating to Animas and in certain circumstances are required to vote against other acquisition proposals or actions which might prevent, delay or interfere with GoGold’s take-over bid.

For Animas shareholders, the proposed offer will represent:

•

A substantial premium of 87.5% based on the closing prices of both companies’ shares on December 24, 2013 and a premium of 142% based on the 20-day volume-weighted average share prices of both companies;

•	Ongoing participation in the exploration and development of the Santa Gertrudis Project;

•	Enhanced liquidity for Animas shareholders in the form of cash and GoGold shares;

•	An opportunity to participate in the upside of GoGold’s Parral mine, which is expected to start production in early 2014;

•	An opportunity to enhance and accelerate development of the Santa Gertrudis Project through a dedicated team with a proven track record in Mexico and increased financial capacity; and

•	A strengthened balance sheet to support growth strategies.

Additional Details of the Proposed Offer

Should a takeover bid be commenced, full details of the offer will be included in a formal offer and the take-over bid circular to be filed with securities regulatory authorities and mailed to Animas shareholders. GoGold expects to mail the offer and take-over bid circular to Animas shareholders as soon as practicable and in any event prior to January 28, 2014. The offer will remain open for at least 35 days following the commencement of the offer.

The offer will be subject to certain conditions, including, but not limited to, receipt of all necessary regulatory clearances, absence of material adverse changes in Animas and acceptance of the offer by Animas shareholders owning not less than 66 2/3% of the Animas common shares on a fully-diluted basis. Once the 66 2/3% acceptance level is met, GoGold intends, but is not required to, take steps to acquire all of the outstanding Animas common shares and other convertible securities or rights to acquire Animas common shares.

In connection with the execution of the lock-up agreements, GoGold deposited $1,000,000 in escrow with an escrow agent. Under the terms of the escrow, the escrow agent will pay to Animas $1,000,000 if GoGold does not mail the take-over bid circular and related documents by January 28, 2014 (subject to extension in certain limited circumstances) or if GoGold does not take-up and pay for the securities of Animas deposited under the Offer by April 30, 2014, in each case provided that the locked-up shareholders are at all times in compliance with their obligations under the lock-up agreements and the Animas board of directors have unanimously recommended that Animas shareholders accept the GoGold offer and such recommendation shall not have been withdrawn, changed, modified or qualified in a manner adverse to GoGold.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of GoGold or Animas. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada and, if applicable, the United States. Prior to making the decision to tender, investors are urged to read the offer and takeover bid circular filed with securities regulatory authorities in Canada and if applicable, the United States.

GoGold’s special counsel for the offer is Fasken Martineau DuMoulin LLP and its corporate counsel is JESSOMELAW.

Cautionary statement regarding forward-looking information

Except for statements of historical fact, this news release contains certain ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable securities laws including statements regarding the proposed offer and take-over bid circular, terms of the offer, timing of the offer and GoGold’s intention to take steps to acquire the remaining Animas shares and other Animas securities following the take-over. Such forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to known and unknown risks, uncertainties and assumptions that could cause actual results to vary materially from the anticipated results or events predicted in these forward-looking statements, including: GoGold’s assessment of the effect of an offer on GoGold, Animas and Animas’ shareholders; the satisfaction of any conditions to an offer; the timing and prospects for shareholder approval; regulatory restrictions; and the speculative nature of mineral exploration. As a result, readers are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release are made as of the date of this release. Except as required by applicable law, GoGold disclaims any intention and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Qualified Person

Mr. Terry Coughlan, P.Geo, President and CEO or GoGold, is a qualified person as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects and has reviewed the scientific and technical information in this release.

For further information please contact:

Terence F. Coughlan, President and CEO,

or,

Sean Tufford, Vice President, Corporate Development

GoGold Resources Inc.,

T: 902 482-1998

F: 902 442-1898

Email : sean@gogoldresources.com

Or visit : www.gogoldresources.com